Exhibit 1.01

WILLBROS GROUP, INC.

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (this “Report”), of Willbros Group, Inc. (the “Company,” “Willbros,” “we,” “us” or “our”), has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of those products.

Company’s Products Covered by this Report

This Report relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured by us; and (iii) for which the manufacture was completed during calendar year 2014.

These products, which we refer to in this Report collectively as the “Covered Products,” are the following:

Cable System Analyzer	Carbon Steel & Alloy Piping	Compressor Stations
Heater Coils	Process Heaters	Product Storage Terminals
Pump Stations	Riser Lines	Skids
Stacks	Transfer Lines	Transmission Pipelines

The Company’s Due Diligence Process

We conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. The good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from scrap or recycled sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures were designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

We have adopted a policy (the “Company Policy”), incorporating the standards in the OECD Guidance. The Company Policy states that we support the goal of ending violent conflict in the Covered Countries and are committed, and expect our suppliers to be committed, to responsible sourcing of Conflict Minerals. The Company Policy further states that we expect our suppliers to provide appropriate information and conduct appropriate due diligence to ensure that we comply with the Rule and that Conflict Minerals are sourced in a manner that results in products and materials that are “DRC Conflict Free.” Suppliers are directed to source Conflict Minerals only from refiners and smelters that are certified as being DRC Conflict Free and to require their direct and indirect suppliers to do the same. The Company Policy also states that we will evaluate suppliers on an ongoing basis for compliance with the Company Policy and if a supplier’s efforts are deemed deficient, we reserve the right to take any appropriate action, including terminating the relationship with the supplier.

Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters, or refiners. We must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, we believe that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore have taken steps to identify the applicable smelters and refiners of Conflict Minerals in our supply chain.

In order to determine if the Rule was applicable, we conducted an initial assessment of the products we were scheduled to manufacture or cause to be manufactured in 2014 to determine whether there were any Covered Products. We then established a target list of suppliers to contact by identifying the relevant supplies and materials found in the Covered Products, selecting the supplies and materials likely to contain a Conflict Mineral or that were a typical industry use of a Conflict Mineral and cross referencing and connecting those materials to our suppliers. The target list of suppliers for this year also included some of the higher risk vendors that were targeted in our supply chain the previous reporting year even though we had not yet scheduled to procure items from such vendors.

We then assembled contact information for the relevant suppliers and contacted those suppliers via email, inquiring as to the Conflict Mineral’s country of origin, including whether they or any of their suppliers are utilizing smelters or refiners who obtain Conflict Minerals from the Covered Countries. A notice letter describing the Rule, our reporting requirements and our expectations was sent to these targeted suppliers and vendors. This notification letter also included links to reference materials and the the EICC and GeSI Conflict Minerals Reporting Template (“Reporting Template”). Upon establishing a dialogue with suppliers, we set a time frame of three to four weeks for such suppliers to respond with the requested information.

As part of our due diligence efforts on the source and chain of custody of our Conflict Minerals and whether Conflict Minerals benefited armed groups, we implemented a supply chain transparency system by using the Reporting Template that allows for the identification of the smelters and refiners in its mineral supply chain. We requested that suppliers and vendors indicate on the Reporting Template their progress identifying smelter names and locations and identify them from the list on the Reporting Template or to add them if not included. Suppliers were also required to report on whether they have relevant policies or supplier due diligence procedures in place.

As part of our control system, we implemented a mechanism to track communications with our suppliers. Communication logs were used as reminders to follow-up with vendors and to track progress in obtaining a satisfactory response from each vendor.

In order to identify risks and any red flags, we utilized internal and external information to corroborate answers. Internally, we reviewed the vendor responses for reasonableness and missing data and managed the data in a central repository. Each vendor response in the repository was reviewed by procurement and legal personnel to determine if further due diligence was required. We also identified risks by examining trends in the data we collected, by comparing the responses of vendors with similar products or common manufacturers.

We also implemented various communication strategies to establish a dialogue with non-responsive vendors. If a vendor did not respond or the response was incomplete, we followed up by telephone and email. In some instances, we visited the vendor’s website to determine if the vendor has adopted a conflict minerals policy and to review the policy.

Where supplier responses were considered inadequate, we reviewed data sheets on the materials we procured to determine if a Conflict Mineral was in fact listed as an ingredient.

Vendor inventory was another source of information we utilized to conduct due diligence efforts. If an indirect manufacturer delineated items on its product list as containing Conflict Minerals, we followed up with the direct supplier to cross reference the information with the supplier’s inventory. In one instance during 2014, we were able to go back to the direct supplier and confirm that the supplier did not carry the items listed by its manufacturer as having conflict minerals. Hence, in some instances we utilized a combination of information from the direct supplier’s manufacturer and the direct supplier itself to assess whether Conflict Minerals were included in our products.

We collected data from approximately one-half of the suppliers we contacted in 2014. Of those suppliers, more than 50% stated they do not provide materials or supplies containing conflict minerals. The remaining suppliers either noted they were still in the process of gathering information and accessing their supply chain or provided inadequate information.

In addition to our due diligence outreach to suppliers and vendors, we provided training to educate key personnel involved in the procurement of materials on our Company Policy and program. This training was performed on an individual basis and in group settings.

Despite all of our efforts to identify the smelters and refiners used in our supply chain, we have not been able to identify the smelters and refiners from which our suppliers sourced for the Covered Products. During 2014, only two indirect suppliers provided smelter and facility information and that was at a company level, and not at a product level specific to the materials and components we use in our Covered Products. Accordingly, at this time, we are unable to identify the various smelters and refiners which provided Conflict Minerals that are included in the Covered Products.

Based on the information obtained pursuant to the due diligence process, we do not have sufficient information with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products as many suppliers did not include country of origin information that was specific to the materials included in our Covered Products.

Improving Due Diligence

We expect to take the following additional steps, among others, to improve our due diligence measures and to further mitigate the risk that Conflict Minerals contained in our products finance or benefit armed groups in the Covered Countries:

We will continue to engage with our suppliers in an effort to obtain smelter and refiner information. We will utilize multiple communication strategies to encourage supplier responses, including follow-up emails and phone calls. This dialogue with the supplier will focus on our Company Policy, the importance of Conflict Minerals disclosures, and our expectations.

Also, we will continue organizing, maintaining and analyzing the data collected for our repository in an effort to identify trends in our supply chain, and we will utilize such data to aide in identifying any red flags. We are also compiling a list of suppliers for additional follow-up. This list includes vendors and suppliers that have indicated that they have Conflict Minerals in their supply chain but have not yet identified the source of the Conflict Minerals or have not shared this information with us.

We are also exploring the possibility of offering training sessions intended to (1) introduce the topic and explain the purpose of the Rule; (2) reinforce our expectations; and (3) answer questions on how to complete the Reporting Template.

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